State Street Navigator Securities Lending Trust
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

Via EDGAR Correspondence

September 4, 2012

Mr. Vince DiStefano
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	State Street Navigator Securities Lending Trust (the “Trust”), SEC File No. 811-07567, Comments Pursuant to Review of Post-Effective Amendment Number 25 on Form N-1A (the “PEA Filing”)

Dear Mr. DiStefano:

We are writing in response to comments you provided telephonically to Nancy Conlin, Secretary of the Trust, on Monday, August 20, 2012 with respect to the PEA Filing of the Trust.  The PEA Filing was filed with the Securities and Exchange Commission (“SEC”) on July 3, 2012, on behalf of the Trust and its series (the “Funds”) to update standard information in the Funds’ registration statement.  On behalf of the Trust, we have set out below the SEC staff’s comments on the PEA Filing, along with the Trust’s responses.

1.         Comment:  Part A: Item 5: Management: Please review the portfolio manager disclosure.

Response:  The Instructions to Form N-1A recite that the requirement to state the name, title and length of service of the person or persons primarily responsible for the day-to-day management of the funds’ portfolio does not apply to a money market fund.  Each of the Funds now operating is a money market fund.

2.         Comment:  Part A: Item 9, Objective and Strategies: Please revise the disclosure to reflect that references to principal investment percentages of less than 100% apply to total assets.

Response:  The Trust intends to modify the disclosure as requested at such time as the Trust’s next amendment to the Registration Statement is filed.

3.         Comment:  Part A: Item 9, Risk Factors: Please consider the disclosure relating to regulatory proposals respecting amortized cost valuation and stable net asset value inasmuch as no proposal has been made by, nor recommendation made to, the SEC.

Response:  The Trust intends to modify the disclosure to reflect the then current status of these matters at such time as the Trust’s next amendment to the Registration Statement is filed.

4.         Comment: Part B: Introduction: Government Portfolio and Short-Term Bond Portfolio: Please consider using the term “operating” in place of the term “operational.”

Response: The Trust intends to modify this terminology wherever it appears in the Registration Statement at such time as the Trust’s next amendment to the Registration Statement is filed.

5.         Comment:  Part B: Item 16: Investment Restrictions: Consider whether the concentration policies of the Government Portfolio and the Short-Term Bond Portfolio should be separately stated, as is the case for the Prime Portfolio, and whether the fourth permissible investment listed for Prime Portfolio, respecting issuances of foreign branches of foreign banks, should be included in the paragraphs describing concentration policy applicable to the Government Portfolio and/or the Short-Term Bond Portfolio.

Response:  At this time, neither the Government Portfolio nor the Short-Term Bond Portfolio has commenced operations.  At or prior to such time as either or both the Government Portfolio and the Short-Term Bond Portfolio is opened to investment by shareholders, applicable sections of the Registration Statement respecting the Government Portfolio and the Short-Term Bond Portfolio will be considered and revised as appropriate.    Please note that the Prime Portfolio’s permission to invest in issuances of foreign branches of foreign banks is subject to the Adviser determining that the foreign branches of foreign banks are subject to the same or substantially similar regulations as U.S. Banks and to an additional limitation of 50% of the value of total assets, subject to change by the Board of Trustees as a non-fundamental investment policy.

6.         Comment: Part B: Item 26: Calculation of Performance Data: Disclose the yield quotation(s) for money market funds in accordance with the calculations set forth in paragraphs (a)(1)-(4) of the Instructions to Form N-1A,

Response:  Item 26 does not require a registered investment company to provide any performance or yield information in Part B, but only provides the formulas to be used to calculate performance or yield data provided in response to Item 3 of the Part A.  The Trust does not disclose performance information in the Part A pursuant to Item 3 because it is registered under the Investment Company Act of 1940 only.  In accordance with General Instruction B.2(b) of the Instructions to Form N-1A, registration statements or amendments filed only under the Investment Company Act may exclude responses to Item 3.

7.         Comment:  TIAA-CREF Short Term Lending Portfolio, Part B: Item 16, Investment Restrictions: Why are repurchase agreements with U.S. and foreign banks not considered to be investments in any one industry for purposes of the concentration policy of TIAA-CREF Short Term Lending Portfolio?

Response:  The TIAA-CREF Short Term Lending Portfolio was established and approved by the Board of Trustees of the Trust and the initial shareholder of the Portfolio with an explicit exclusion from industry concentration limitation for investments in bankers’ acceptances, certificates of deposit, time deposits and other similar instruments issued by foreign and domestic branches of U.S. and foreign banks.  Please see Investment Restriction No. 5 for TIAA-CREF Short Term Lending Portfolio. The investment policies of the TIAA-CREF Short Term Lending Portfolio permit the Portfolio to enter into repurchase agreements only with financial institutions that the Adviser determines to be creditworthy and further provide that not more than 5% of total Portfolio assets will be invested in repurchase agreements that mature in more than seven days.

You requested that the Trust make certain representations concerning the Filings and this response.  These representations are included as an exhibit to this letter.

Very truly yours,

/s/ Nancy L. Conlin
Nancy L. Conlin
Secretary

EXHIBIT

September 4, 2012

Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	State Street Navigator Securities Lending Trust (the “Trust”), SEC File No. 811-07567, Comments Pursuant to Review of Post-Effective Amendment Number 25 on Form N-1A (the “PEA Filing”)

Dear Mr. DiStefano:

In connection with a response being made by letter of even date herewith on behalf of the Trust to comments you provided with respect to the PEA Filing, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in the PEA Filing;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the PEA Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the PEA Filing; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the foregoing is responsive to your request made on August 20, 2012.  Please do not hesitate to contact me at 617-664-3669 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Nancy L. Conlin
Nancy L. Conlin
Secretary